Exhibit 99.3

Bitfarms™

Management's Discussion & Analysis

For the year ended December 31, 2022

2022

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of March 20, 2023. This MD&A is intended to supplement the Company’s audited annual consolidated financial statements and its accompanying notes for the year ended December 31, 2022 (the “Financial Statements”). In addition, this MD&A should be read in conjunction with the Company’s Annual Information Form dated March 20, 2023, which, along with the Financial Statements, are available on SEDAR at www.sedar.com.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 10 - Non-IFRS Financial Measures and Ratios and Section 22 - Cautionary Note Regarding Non-IFRS Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 18 - Risk Factors of this MD&A and to Section 21 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 24 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q4 2022	Three months ended December 31, 2022
Q4 2021	Three months ended December 31, 2021
FY 2022	Twelve months ended December 31, 2022
FY 2021	Twelve months ended December 31, 2021

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (NASDAQ/TSX: BITF) is a global, publicly traded Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing Computational power (measured by hashrate) which it sells to Mining Pools, for a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining Companies for their hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools are purchasing hashrate and take on risk with the aim to mine more blocks than they should in a given time period in seek of profit.

Bitfarms has 10 Mining facilities situated in four countries: Canada, the United States, Paraguay, and Argentina. The Company’s operations are currently predominantly in Canada and the United States, with new operations having commenced in Paraguay and Argentina in 2022. Powered primarily by environmentally friendly hydro-electric sources, Bitfarms is committed to using, where economical, renewable, locally-based and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of March 20, 2023	Secured power as of March 20, 2023
Canada	148 MW	160 MW	[1]
United States	20 MW	24 MW	[2]
Paraguay	10 MW	10 MW
Argentina	10 MW	210 MW	[2]
	188 MW	404 MW

[1]	The Company has secured the rights for a total of 12 MW of hydro-electricity in the province of Quebec, including 2 MW of hydro-electricity in Magog that are not yet operational. Bitfarms does not currently have an expansion plan for these 12 MW of power, but is continuing its efforts to search for economically viable properties for these 12 MW of hydro-electricity.
[2]	Refer to section 7 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	For the years ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	2020
Revenues	142,428	169,491	34,703
Gross profit	10,518	111,120	2,873
Gross margin (1)	7%	66%	8%
Operating (loss) income	(284,022)	63,640	(6,731)
Operating margin (1)	(199)%	38%	(19)%
Net (loss) income and total comprehensive (loss) income	(239,050)	22,130	(16,289)
Basic (loss) earnings per share	(1.15)	0.14	(0.19)
Diluted (loss) earnings per share	(1.15)	0.13	(0.19)
Gross Mining profit (1)	82,584	134,884	13,782
Gross Mining margin (1)	59%	82%	43%
EBITDA (1)	(169,821)	70,533	1,473
EBITDA margin (1)	(119)%	42%	4%
Adjusted EBITDA (1)	51,568	113,540	8,019
Adjusted EBITDA margin (1)	36%	67%	23%
Total assets	343,098	542,587	51,704
Current financial liabilities	63,595	84,739	28,161
Non-current financial liabilities	4,093	910	174

There have not been any distributions or cash dividends declared per share for the three years disclosed.

[1]	Gross margin, gross Mining profit, gross Mining margin, operating margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 10 - Non-IFRS Financial Measures and Ratios of this MD&A.

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. FOURTH QUARTER 2022 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $27.0 million, gross loss of $12.1 million (gross margin[1] of negative 45%) including non-cash depreciation and amortization expense of $20.8 million, operating loss of $20.0 million (operating margin of negative 74%) including a net impairment reversal of $8.9 million, and net loss of $16.8 million;
●	Gross Mining profit[1] of $8.5 million (33% gross Mining margin1);
●	EBITDA[1] of $7.4 million (27% EBITDA margin1); and
●	Adjusted EBITDA[1] of $1.1 million (4% adjusted EBITDA margin1).

Operations

●	Mined 1,434 BTC at an average direct cost of $11,100 per BTC[2] and held 405 BTC valued at approximately $6.7 million as of December 31, 2022;
●	Increased hashrate from 4.2 EH/s to 4.5 EH/s through the acquisition and installation of approximately 3,000 Miners; and
●	Sold 3,093 BTC at an average price of $17,478 per BTC for total proceeds of $54.1 million, a portion of which was used to fully repay the remaining $23.1 million of the Company’s $100.0 million revolving credit facility with Galaxy Digital LLC (the “Credit Facility”), extinguishing and releasing the Company of all commitments related to the Credit Facility.

Expansions

●	Completed construction of the first 50 MW warehouse in Rio Cuarto, Argentina;
●	Energized 18 MW, representing full capacity at the Garlock facility and completing the Garlock expansion project;
●	Finalized Phase 3 of The Bunker and energized the remaining 12 MW capacity, completing The Bunker to the full capacity of 48 MW and bringing the total Sherbrooke operations to the full 96 MW capacity; and

●	Decommissioned the De la Pointe (Sherbrooke, Quebec) facility in November 2022 and sold the facility in December 2022 for net cash proceeds of $3.6 million.

Financing

●	Renegotiated Miner purchasing agreements, extinguishing without penalty payment obligations of $45.4 million and establishing a $22.4 million credit for deposits previously made which will be carried forward until the end of 2023 and applied against future purchase agreements;
●	Paid down $8.2 million in equipment related indebtedness;
●	Paid $23.1 million to fully extinguish the BTC-backed Credit Facility;
●	Began proactive actions on the equipment financing with BlockFi Lending LLC (“BlockFi”), which had an outstanding balance of $20.0 million as at December 31, 2022, to align with market conditions, including defaulting on payments and subsequently negotiating a settlement of the loan for $7.8 million; and
●	Raised $5.6 million in net proceeds through the Company’s at-the-market equity offering program.

[1]	Gross margin, gross Mining profit, gross Mining margin, operating margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 10 - Non-IFRS Financial Measures and Ratios of this MD&A.

[2]	Represents the direct cost of BTC based on the total electricity costs, and, where applicable, hosting costs related to the Mining of BTC, excluding electricity consumed by hosting clients, divided by the total number of BTC mined.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2022 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $142.4 million, gross profit of $10.5 million (7% gross margin1) including non-cash depreciation and amortization expense of $72.4 million, operating loss of $284.0 million (operating margin[1] of negative 199%) including impairment loss of $93.1 million, and net loss of $239.1 million;
●	Gross Mining profit[1] of $82.6 million (59% gross Mining margin1);
●	EBITDA[1] of negative $169.8 million (EBITDA margin[1] of negative 119%); and
●	Adjusted EBITDA[1] of $51.6 million (36% adjusted EBITDA margin1).

Operations

●	Mined 5,167 BTC at an average direct cost of $10,000 per BTC[2] and held 405 BTC valued at approximately $6.7 million as of December 31, 2022;
●	Increased hashrate from 2.2 EH/s to 4.5 EH/s through the acquisition and installation of approximately 26,000 Miners; and
●	Sold 9,063 BTC at an average price of $19,831 per BTC for total proceeds of $179.7 million, a portion of which was used to fully repay the Company’s $100.0 million revolving Credit Facility, extinguishing and releasing the Company of all commitments related to the Credit Facility.

Expansions

Paraguay

●	The newly constructed 10 MW facility in Paraguay was operational in January 2022.

Sherbrooke

●	Acquired the Garlock property in March 2022 and completed its construction in December 2022, adding 18 MW of power capacity;
●	Completed construction and commissioning of the Leger facility in July 2022 bringing the total capacity to 30 MW;
●	Completed construction in December 2022 of all three phases of The Bunker facility bringing the total capacity to 48 MW and bringing the total Sherbrooke operations to the full 96 MW capacity; and
●	Decommissioned the De la Pointe (Sherbrooke, Quebec) facility in November 2022 and sold the facility in December 2022 for net cash proceeds of $3.6 million.

Washington

●	3 MW of additional hydropower went online in July 2022, increasing total production from the Washington State facilities to 20 MW.

Argentina

●	Commenced construction of two 50 MW warehouses, the first of which was completed in November 2022, as part of the buildout plan associated with the power contract for 210 MW with a private energy supplier in Argentina entered into in 2021; and
●	10 MW of the first warehouse was operational with the Miners imported and installed.

[1]	Gross margin, gross Mining profit, gross Mining margin, operating margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 10 - Non-IFRS Financial Measures and Ratios of this MD&A.

[2]	Represents the direct cost of BTC based on the total electricity costs, and, where applicable, hosting costs related to the Mining of BTC, excluding electricity consumed by hosting clients, divided by the total number of BTC mined.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2022 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS (Continued)

Financing

●	Renegotiated Miner purchasing agreements, extinguishing without penalty payment obligations of $45.4 million and establishing a $22.4 million credit for deposits previously made which will be carried forward until the end of 2023 and applied against future purchase agreements;
●	Extinguished and repaid in full the Company’s $100.0 million BTC-backed Credit Facility;
●	Secured new equipment financing with BlockFi in February 2022, providing net proceeds of $31.0 million (“BlockFi Loan”), and with NYDIG ABL LLC. (“NYDIG”) in June 2022, providing net proceeds of $36.1 million (“NYDIG Loan”);
●	Began proactive actions on the BlockFi Loan, which has an outstanding balance of $20.0 million as at December 31, 2022, to align with market conditions, including defaulting on payments and subsequently negotiating a settlement of the loan for $7.8 million;

●	Uplisted to the Toronto Stock Exchange (’‘TSX’’) from TSX Venture Exchange on April 8, 2022; and
●	Raised $54.1 million of net proceeds through the Company’s at-the-market equity offering program.

6. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended December 31,			Year ended December 31,
	2022	2021	% Change	2022	2021	% Change
Total BTC mined	1,434	1,045	37%	5,167	3,453	50%
Period-end operating EH/s	4.5	2.2	101%	4.5	2.2	101%
BTC/Average EH/s	333	536	(38)%	1,524	2,466	(38)%
Period-end operating capacity (MW)	188	99	90%	188	99	90%
Hydropower (MW)	178	99	80%	178	99	80%
Average Watts/Average TH efficiency	40	45	(11)%	41	47	(13)%
BTC sold	3,093	56	nm	9,063	152	nm

nm: not meaningful

As of December 31, 2022 v. as of December 31, 2021

●	4.5 EH/s online as of December 31, 2022, compared to 2.2 EH/s online as of December 31, 2021, an increase of 101%, as a result of the Company’s expansions in Sherbrooke (Quebec), Washington State, Paraguay and Argentina and the upgrade of its fleet;
●	188 MW operating capacity as of December 31, 2022, compared to 99 MW operating capacity as of December 31, 2021, an increase of 90%, as a result of expansions in Sherbrooke (additional 66 MW), Washington (additional 3 MW), Paraguay (additional 10 MW) and Argentina (additional 10 MW); and
●	178 MW hydropower as of December 31, 2022, compared to 99 MW hydropower as of December 31, 2021, an increase of 80% as a result of the Company’s expansions in Paraguay, Sherbrooke and Washington, and representing 95% of total energy capacity.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. PRODUCTION AND MINING OPERATIONS (Continued)

Q4 2022 v. Q4 2021

●	1,434 BTC mined in Q4 2022, compared to total 1,045 BTC mined in Q4 2021, an increase of 37% as a result of the Company’s expansions in Sherbrooke (Quebec), Washington State, Paraguay and Argentina and the upgrade of its fleet;
●	333 BTC /average EH/s during Q4 2022, compared to 536 BTC /average EH/s during Q4 2021, a decrease of 38% due primarily to the significant increase in Network Difficulty;
●	40 Watts/TH efficiency in Q4 2022, compared to 45 Watts/TH efficiency in Q4 2021, a decrease of 11% due to the Company using more efficient Miners while upgrading its fleet and using immersion cooling technologies; and
●	3,093 BTC sold in Q4 2022, compared to 56 BTC in Q4 2021, as the Company used the proceeds to repay its BTC-backed Credit Facility and to generate cash flows for operations.

FY 2022 v. FY 2021

●	5,167 BTC mined in FY 2022, compared to 3,453 BTC mined in FY 2021, an increase of 50% as a result of the Company’s expansions in Sherbrooke (Quebec), Washington State, Paraguay and Argentina and the upgrade of its fleet;
●	1,524 BTC/average EH/s during FY 2022, compared to 2,466 BTC/average EH/s during FY 2021, a decrease of 38% due primarily to the significant increase in Network Difficulty;
●	41 Watts/TH efficiency in FY 2022, compared to 47 Watts/TH efficiency in FY 2021, a decrease of 13% due to the Company using more efficient Miners while upgrading its fleet and using immersion cooling technologies; and
●	9,063 BTC sold in FY 2022, compared to 152 BTC in FY 2021, as the Company used the proceeds to repay its BTC-backed Credit Facility and to generate cash flows for operations.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion” and “Washington Expansion”. The Company had set a revised corporate goal of reaching 5.0 EH/s by the end of 2022 based on the Company’s projected production capacity by year-end 2022 and reflecting adjustments to its Argentina deployment plan and previously identified expansion opportunities in Canada and Paraguay. As of December 31, 2022, the Company reached 4.5 EH/s. The Company’s 2023 ending hashrate target based on current infrastructure construction and Miner delivery schedules is 6.0 EH/s. The Company continues to evaluate opportunities that will provide additional infrastructure and Mining hardware to increase the Company’s hashrate, provided such opportunities are accretive based on current macro factors.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of BTC, network difficulty, supply and cost of cryptocurrency Mining equipment, the ability to import equipment into countries in a cost-effective manner, supply of electrical and other supporting infrastructure equipment, availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues including COVID-19 on the supply chains described above, and the Company’s ability to fund its initiatives. The Company’s expansion plans are reliant on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of this MD&A for further details.

A.	Sherbrooke Expansion, Canada

De la Pointe facility

Bitfarms completed all phases relating to an aggregate 30 MW of electrical infrastructure for the Sherbrooke Expansion at the De la Pointe property in 2019. In response to complaints concerning noise at the De la Pointe property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. In response to the residents’ concerns, the Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire the De la Pointe facility for the Sherbrooke Expansion. Under the agreement, the Company reduced its consumption at the De la Pointe property to 18 MW given that 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke was completed. The Company committed to entirely relocate its operations from the De la Pointe facility of the Sherbrooke Expansion at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke and February 28, 2023. In addition, the Company had the option to sell the building of the De la Pointe facility to the City of Sherbrooke for approximately $2.3 million (CAD$3.0 million). Subject to a first right of refusal, the agreement did not restrict the ability of the Company to sell the building to a third party other than the City of Sherbrooke.

In December 2022, the Company sold the De la Pointe building, included in property, plant and equipment (“PPE”), to Société de transport de Sherbrooke, for $3.6 million net proceeds, which resulted in a gain on disposition of $0.3 million.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	Sherbrooke Expansion, Canada (Continued)

Leger and the Bunker facilities

In September and October 2021, the Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”, respectively. The facilities include similar sound mitigating mechanisms as were installed in the De la Pointe facility.

Construction of Leger was completed in June 2022, which became fully operational in August 2022 with 30 MW of capacity available. Leger currently accommodates approximately 7,500 new generation Miners producing approximately 750 PH/s.

The Bunker, representing 48 MW of capacity, was completed in three phases during 2022, and currently accommodates approximately 13,000 new generation Miners producing approximately 1.3 EH/s. Construction of the Bunker occurred in three separate phases:

●	Phase one, representing 18 MW, was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022 and the remaining 6 MW becoming operational by the end of June 2022.
●	Phase two, representing 18 MW, is in a portion of the building that was originally under construction. Internal infrastructure work began in Q1 2022 and the 18 MW became operational by the end of July 2022.
●	Phase three, representing the remaining 12 MW, is in a portion of the building that was originally under construction. It was completed in November 2022 and fully energized in December 2022.

The total capital cost for the construction of the infrastructure for Leger and The Bunker was $13.1 million.

The Company deployed a significant portion of its initial order of 48,000 Miners at these facilities, with deliveries completed throughout 2022 as planned. During 2022, the Company added approximately 20,000 Miners with a cost of $88.9 million which included transportation costs and duties to these facilities.

Garlock facility

In March 2022, the Company acquired an existing building in Sherbrooke (“Garlock”) at a cost of approximately $1.8 million in cash and the issuance of 25,000 common share purchase warrants to the seller featuring a two-year exercise period and an exercise price of $3.47.

The Garlock facility was completed in two phases and became fully operational during November and December 2022, representing 18 MW of infrastructure at a cost of $3.4 million, excluding the acquisition cost of the property.

The Garlock facility, combined with the Bunker and Leger facilities replaced the De la Pointe facility and fully utilize the Company’s power contracts totaling 96 MW in accordance with the Company’s agreement reached in September 2021 with the City of Sherbrooke.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Argentina Expansion

Background

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer. The agreement establishes that the power producer will effectively supply the Company based on (i) 60% of the drawn electricity at a rate of $0.02 per kilowatt hour for the first four years, not including an additional cost of $0.002 per kilowatt hour for an energy management fee which effectively increases the cost to $0.022 per kilowatt hour, up to a maximum amount of 1,103,760 megawatt hours per year, plus (ii) the remaining electricity supply subject to certain adjustments, variable pricing components and other conditions. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the power producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. For the last four years of the eight-year power purchase agreement, all of the electricity supply will be based on variable and market-driven pricing components as is the case for the 40% supply as outlined above for the first four years. For further details on the Company’s power purchase agreement, refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of this MD&A.

In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the Mining facility’s construction and operation. The lease covers sufficient property to allow for the construction of warehouses capable of fully drawing up to 210 MW of power.

In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”) to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ is responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television “(CCTV)”, fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of a provisional high voltage powerline and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. to provide some engineering services and to act as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule.

Initial plan

The facility, if fully developed, is currently designed to comprise up to four separate warehouse-style buildings. All four warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The first warehouse, which was included in the capacity needed to reach the corporate 5.0 EH/s figure for 2022, represents approximately 50 MW of incremental infrastructure capacity.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Argentina Expansion (Continued)

Initial plan (Continued)

The Company planned to deploy a significant portion of its order of 48,000 Miners at this facility, with deliveries currently expected to arrive throughout 2022 and the first six months of 2023. In December 2022, the Company renegotiated its 48,000 unit purchase agreement by extinguishing the outstanding commitment on 18,000 units, contractually valued at $45.4 million, without penalty.

The adverse impact of recent geopolitical events on natural gas prices, as well as new importation restrictions, as detailed below, led the Company to revise the timing to fully utilize the infrastructure built in the first 50 MW warehouse and to reassess the timing of its build-out and deployment of further production facilities at the Rio Cuarto location.

Revised plan announced in 2022

Since September 2022, 10 MW of the 50 MW of the first warehouse became operational. Construction of the first warehouse was completed in November 2022, but has not yet been fully commissioned, due to the reasons detailed below. The first warehouse is expected to be fully commissioned during the first six months of 2023.

Since October 17, 2022, a new importation system, called Sistema de importaciones de la República Argentina (“SIRA”) replaced the previous one called Sistema integral de monitoreo de importaciones (“SIMI”). The SIRA system puts additional controls on importations into Argentina and limits the outflow of U.S. dollars from the country, resulting in additional restrictions on the importation of crypto Miners and many other categories of equipment. As a result, and for reasons beyond its control, the Company has been unable to import and deploy its Mining fleet in Argentina as originally expected. Additionally, the private Argentinian power producer is still awaiting approval of its final operation permit to provide power to the Company’s operations. In the meantime, the Rio Cuarto facility is drawing power, during the start-up and commissioning phase, from the provincial electrical utility at a higher cost than the expected contracted cost of power under the agreement with the power producer, which also impacts the planned deployment of Miners in the first warehouse.

The cost of developing the first two warehouses is currently estimated to range from $55 million to $65 million, including the installation of high voltage lines and a substation capable of supplying power to four warehouses and drawing up to 210 MW of electricity. The estimated cost range is net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described in section 8 - Net financial income and expenses, and excluding importation costs.

Position as of December 31, 2022

As of December 31, 2022, the Company has placed deposits of $8.8 million and $4.3 million with suppliers for existing and additional construction costs and for Blockchain Verification and Validation Equipment and electrical components, respectively. The Company has also acquired $51.6 million of PPE, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on disposition of marketable securities of $57.8 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Argentina Expansion (Continued)

Revised plan announced in 2023

In February 2023, Management approved a temporary cessation of the development of the second warehouse until the power permit is obtained by the private Argentinian power producer, the importation limitations are resolved and natural gas prices stabilize at an acceptable level. In light of these circumstances, the Company is not in a position to determine when or if construction of warehouse 2 will resume and construction of warehouses 3 and 4 will commence.

C.	Paraguay Expansion

Background

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with the city of Villarrica’s electricity distribution company, Compañía Luz y Fuerza SA (“CLYFSA”), at an effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with another counterparty, beginning August 1, 2021, with monthly payments of $20,000, to lease land at the existing facility. The construction of the facility cost $1.1 million and was completed in December 2021.

2022 update

In January 2022, the facility became operational with the installation of 2,900 of the Company’s older generation Miners relocated from Quebec and generating approximately 125 PH/s.

On July 18, 2022, the Paraguayan Congress approved a bill regulating the Mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments. The proposed legislation by the Paraguay Congress aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime that clearly establishes the requirements to operate crypto-assets activities in the Country. On August 30, 2022, the law was vetoed by the President and was returned to the Paraguayan Congress to be discussed and potentially resubmitted. It is unknown if and when a new law will be approved. The absence of specific law in Paraguay regarding crypto assets has not impacted the Company’s current operations in the country.

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 under which the National Electricity Administration (“ANDE”), which is responsible for the distribution and delivery of the majority of electricity in the country, was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on the Company’s current activities in Paraguay as its contract is with the local supplier CLYFSA as detailed above, the impact, if any, on the Company’s future operations cannot be determined at this time.

During December 2022, ANDE, as part of a local development plan, installed a new transformer in the city of Villarrica which is expected to be operational in the first half of 2023. The new transformer will help ensure fewer energy curtailments to the Company’s facility as well as to nearby residents.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

C.	Paraguay Expansion (Continued)

2023 update

In January 2023, all of the older generation Miners in the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. The Company has reached an agreement to sell the older generation Miners to a third party for approximately $0.2 million.

D.	Washington Expansion

Background

On November 9, 2021, the Company completed the acquisition of a facility in Washington State consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease arrangement for a 5 MW facility that was set to expire on November 8, 2022.

Upon closing of the transaction, the Company transferred approximately $23.0 million in cash and 415,000 common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favorable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million, which was determined as of June 30, 2022 to be fully impaired as a result of the decrease in the price of BTC.

2022 update

During the second quarter of 2022, the Company added 3 MW of electrical infrastructure and is currently operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier has provided a preliminary indication that the next 6 MW of in-process applications are expected to be energized in the first half of 2023 with the remaining 3 MW of in-process applications estimated to be energized after 2027 due to the nearby substation being at capacity.

On October 20, 2022, the Company renewed on similar terms the property lease for a period of 23 months.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change

Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%
Cost of revenues	39,121	20,613	18,508	90%	131,910	58,371	73,539	126%
Gross (loss) profit	(12,084)	38,985	(51,069)	(131)%	10,518	111,120	(100,602)	(91)%
Gross margin (1)	(45)%	65%	—	—	7%	66%	—	—

Operating expenses
General and administrative expenses	11,972	18,928	(6,956)	(37)%	51,506	43,238	8,268	19%
Realized loss on disposition of digital assets	28,567	137	28,430	nm	150,810	289	150,521	nm
Change in unrealized (gain) loss on revaluation of digital assets	(23,284)	3,869	(27,153)	(702)%	(2,166)	4,861	(7,027)	(145)%
Loss (gain) on disposition of property, plant and equipment	(415)	(753)	338	(45)%	1,277	(848)	2,125	251%
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	(8,903)	1,800	(10,703)	(595)%	75,213	1,800	73,413	nm
Impairment on goodwill	—	—	—	—	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	—	—	—	—	(1,860)	1,860	100%
Operating (loss) income	(20,021)	15,004	(35,025)	(233)%	(284,022)	63,640	(347,662)	(546)%
Operating margin (1)	(74)%	25%	—	—	(199)%	38%	—	—

Net financial (income) expenses	(3,369)	(2,933)	(436)	15%	(27,560)	21,003	(48,563)	(231)%
Net (loss) income before income taxes	(16,652)	17,937	(34,589)	(193)%	(256,462)	42,637	(299,099)	(702)%

Income tax (recovery) expense	191	8,260	(8,069)	(98)%	(17,412)	20,507	(37,919)	(185)%
Net (loss) income and total comprehensive (loss) income	(16,843)	9,677	(26,520)	(274)%	(239,050)	22,130	(261,180)	nm

Basic (loss) earnings per share (in U.S. dollars)	(0.08)	0.05	—	—	(1.15)	0.14	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.08)	0.05	—	—	(1.15)	0.13	—	—

Gross Mining profit (1)	8,494	49,055	(40,561)	(83)%	82,584	134,884	(52,300)	(39)%
Gross Mining margin (1)	33%	84%	—	—	59%	82%	—	—
EBITDA (1)	7,396	29,061	(21,665)	(75)%	(169,821)	70,533	(240,354)	(341)%
EBITDA margin (1)	27%	49%	—	—	(119)%	42%	—	—
Adjusted EBITDA (1)	1,126	40,275	(39,149)	(97)%	51,568	113,540	(61,972)	(55)%
Adjusted EBITDA margin (1)	4%	68%	—	—	36%	67%	—	—

nm: not meaningful

[1]	Gross margin, gross Mining profit, gross Mining margin, operating margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 10 - Non-IFRS Financial Measures and Ratios of this MD&A.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q4 2022 v. Q4 2021

Revenues were $27.0 million in Q4 2022 compared to $59.6 million in Q4 2021, a decrease of $32.6 million, or 55%.

The most significant factors impacting the decrease in Bitfarms’ revenues in Q4 2022, compared to Q4 2021, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, partially offset by the increase in Bitfarms’ hashrate in excess of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
Revenues, including Volta, for the three months ended December 31, 2021		1,045	59,598	—
Impact of increase in average Bitfarms’ BTC hashrate in excess of the increase in network difficulty during Q4 2022 as compared to Q4 2021	1	389	21,742	36%
Impact of difference in average BTC price in Q4 2022 as compared to Q4 2021	2		(54,201)	(91)%
Other Mining variance and change in Volta			(102)	—%
Revenues for the three months ended December 31, 2022		1,434	27,037	(55)%

Notes
1	Calculated as the difference in BTC mined in Q4 2022 compared to Q4 2021 multiplied by Q4 2021 average BTC price
2	Calculated as the difference in average BTC price in Q4 2022 compared to Q4 2021 multiplied by BTC mined in Q4 2022

The following table summarizes the revenues by country:

	Three months ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change
Canada	21,566	48,613	(27,047)	(56)%
USA	3,445	10,985	(7,540)	(69)%
Paraguay	729	—	729	100%
Argentina	1,297	—	1,297	100%
	27,037	59,598	(32,561)	(55)%

Given its higher proportion of production capacity, the decrease of $32.6 million in revenues mainly reflects a decrease of $27.0 million in Canada. Revenues from the Company’s Canadian operations were $21.6 million during Q4 2022 compared to $48.6 million in Q4 2021. US-based revenues decreased by $7.5 million from the Company’s Washington operations in Q4 2022 when compared to the same period in the previous year. Paraguay and Argentina revenues were $0.7 million and $1.3 million in Q4 2022, respectively, compared to nil and nil in Q4 2021, respectively.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

FY 2022 v. FY 2021

Revenues were $142.4 million in FY 2022 compared to $169.5 million in FY 2021, a decrease of $27.1 million, or 16%.

The most significant factors impacting the decrease in Bitfarms’ revenues in FY 2022, compared to FY 2021, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, partially offset by the increase in Bitfarms’ hashrate in excess of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
Revenues, including Volta, for the year ended December 31, 2021		3,453	169,491	—
Impact of increase in average Bitfarms’ BTC hashrate in excess of the increase in network difficulty during FY 2022 as compared to FY 2021	1	1,714	81,612	48%
Impact of difference in average BTC price in FY 2022 as compared to FY 2021	2		(107,022)	(63)%
Other Mining variance and change in Volta and hosting revenues			(1,653)	(1)%
Revenues for the year ended December 31, 2022		5,167	142,428	(16)%

Notes
1	Calculated as the difference in BTC mined in FY 2022 compared to FY 2021 multiplied by FY 2021 average BTC price
2	Calculated as the difference in average BTC price in FY 2022 compared to FY 2021 multiplied by BTC mined in FY 2022

The following table summarizes the revenues by country:

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change
Canada	112,106	153,265	(41,159)	(27)%
USA	25,095	16,226	8,869	55%
Paraguay	3,772	—	3,772	100%
Argentina	1,455	—	1,455	100%
	142,428	169,491	(27,063)	(16)%

The decrease of $27.1 million in revenues, primarily resulting from lower BTC prices, was derived mainly from the Company’s Canadian operations, which had revenues of $112.1 million during FY 2022 compared to $153.3 million in FY 2021. The decrease was partially offset by the increase in US-based revenues from the Company’s Washington operations of $8.9 million during FY 2022 when compared to the same period in the previous year due to the additional 3 MW capacity added during 2022 as well as operating for two more months during 2022 compared to 2021. Further reducing the overall decrease of revenues were the Paraguay and Argentina revenues of $3.8 million and $1.5 million in FY 2022, respectively, compared to nil and nil in FY 2021, respectively.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Energy and infrastructure	17,445	9,335	8,110	87%	56,415	30,195	26,220	87%
Depreciation and amortization	20,777	10,287	10,490	102%	72,420	24,476	47,944	196%
Purchases of electrical components	507	554	(47)	(8)%	1,759	1,973	(214)	(11)%
Electrician salaries and payroll taxes	392	437	(45)	(10)%	1,316	1,727	(411)	(24)%
	39,121	20,613	18,508	90%	131,910	58,371	73,539	126%

Q4 2022 v. Q4 2021

Bitfarms’ cost of revenues for Q4 2022 was $39.1 million compared to $20.6 million for Q4 2021. The increase in cost of revenues was mainly due to the increase in energy and infrastructure expenses and non-cash depreciation and amortization expense:

●	Energy and infrastructure expenses increased by $8.1 million, or 87%, mainly due to the Company adding new Miners, which increased energy utilization to an average of 169 MW during Q4 2022 versus 88 MW for the same period in 2021, resulting in an increase in electricity costs of $9.1 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and provinces where the Company operates.
●	Depreciation and amortization expense increased by $10.5 million as the Company added new Miners and electrical infrastructure.
●	The Company incurred a $0.4 million increase in rent and other expenses.
●	The remaining difference is mainly due to the Company being able to terminate, following the Washington acquisition, its hosting agreements in November 2021 under which a third party operated the Company’s equipment, resulting in $1.1 million lower energy and infrastructure costs in Q4 2022 compared to Q4 2021.

FY 2022 v. FY 2021

Bitfarms’ cost of revenues for FY 2022 was $131.9 million compared to $58.4 million for FY 2021. The increase in cost of revenues was mainly due to the increase in energy and infrastructure expenses and non-cash depreciation and amortization expense:

●	Energy and infrastructure expenses increased by $26.2 million, or 87%, mainly due to the Company adding new Miners and upgrading its fleet, which increased energy utilization to an average of 137 MW during the period, compared to 66 MW for the same period in 2021, resulting in an increase in electricity costs of $27.7 million.
●	Depreciation and amortization expense increased by $47.9 million as the Company added new Miners and electrical infrastructure.
●	The Company also invested additional resources in facilities to repair existing Mining hardware including the upgrade of existing facilities, which added $0.4 million to energy and infrastructure expenses in FY 2022 compared to FY 2021.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues (Continued)

FY 2022 v. FY 2021 (Continued)

●	The Company also incurred a $2.2 million increase in rent and other expenses mainly due to the rent agreement for the Washington facility which started during Q4 2021 and, accordingly, was only in effect for less than two months in 2021 in comparison to the full year 2022.
●	The remaining difference in FY 2022 compared to FY 2021 resulted from the Company terminating its hosting agreements during 2021 under which a third party operated the Company’s equipment, reducing energy and infrastructure costs by $4.1 million during FY 2022.

C.	General & Administrative Expenses

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Salaries and share based payment	6,392	13,989	(7,597)	(54)%	30,040	30,334	(294)	(1)%
Professional services	3,592	2,282	1,310	57%	10,051	6,985	3,066	44%
Advertising and promotion	182	87	95	109%	333	174	159	91%
Insurance, duties and other	1,419	2,239	(820)	(37)%	9,370	4,920	4,450	90%
Travel, motor vehicle and meals	258	187	71	38%	1,152	423	729	172%
Hosting and telecommunications	129	144	(15)	(10)%	560	402	158	39%
	11,972	18,928	(6,956)	(37)%	51,506	43,238	8,268	19%

Q4 2022 v. Q4 2021

Bitfarms’ general and administrative (“G&A”) expenses were $12.0 million in Q4 2022 compared to $18.9 million for Q4 2021. The decrease of $6.9 million, or 37%, in G&A expense was largely due to:

●	A $6.2 million decrease in non-cash share-based payment expense in connection with the Company granting fewer stock options during FY 2022 compared to the same period in 2021.
●	A $1.4 million decrease in salaries expense mainly due to the Company incurring lower bonus and incentives plans expenses in Q4 2022 compared to Q4 2021.
●	These decreases were partially offset by the increase in professional services expenses of $1.3 million mainly due to $1.5 million of termination payments to two executive officers whose consulting agreements were terminated and executive responsibilities eliminated in December 2022.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

FY 2022 v. FY 2021

For FY 2022, Bitfarms’ G&A expenses were $51.5 million, compared to $43.2 million for the same period in 2021. The increase of $8.3 million, or 19%, in G&A expenses was mainly due to:

●	The Company’s insurance expense increaseing by $3.2 million as a result of the increase of insured assets and higher industry-specific insurance premiums, as well as an increase in insurance premiums associated with the Company’s Nasdaq listing on June 21, 2021 for the full year 2022 in comparison to a partial year for 2021.
●	A $3.1 million increase in professional and other fees, mainly in connection with $1.5 million of termination payments to two executive officers whose consulting agreements were terminated and executive responsibilities eliminated in December 2022, as well as $0.9 million more consulting expenses in connection with the two-year consulting agreement with the previous owner of the Mining facility in Washington State that began in Q4 2021.
●	In FY 2022, G&A expenses included $2.0 million of shipping costs and duties from transferring older generation Miners from Canada to Paraguay that did not exist in FY 2021.

The increase was partially offset by:

●	A $0.8 million decrease in non-cash share-based payment expense in connection with the Company’s grant of stock options and restricted share units during FY 2022 in comparison to FY 2021.

D.	Net financial income and expenses
	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Loss on revaluation of warrants	—	—	—	—	—	19,524	(19,524)	(100)%
Loss on embedded derivative	—	—	—	—	—	2,641	(2,641)	(100)%
Gain on disposition of marketable securities	(7,317)	(3,875)	(3,442)	89%	(51,649)	(6,149)	(45,500)	740%
Loss on currency exchange	1,061	201	860	428%	2,945	647	2,298	355%
Interest on Credit Facility and long-term debt	2,854	505	2,349	465%	12,770	1,907	10,863	570%
Interest on lease liabilities	417	332	85	26%	1,451	1,513	(62)	(4)%
Warrant issuance costs	—	—	—	—	—	668	(668)	(100)%
Discount (income) expense on VAT receivable	(179)	—	(179)	(100)%	6,750	—	6,750	100%
Other financial expenses	(205)	(96)	(109)	114%	173	252	(79)	(31)%
	(3,369)	(2,933)	(436)	15%	(27,560)	21,003	(48,563)	(231)%

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income and expenses (Continued)

Q4 2022 v. Q4 2021

Bitfarms’ net financial income for Q4 2022 was $3.4 million compared to $2.9 million for Q4 2021.

The $0.5 million increase was primarily related to income from:

●	A $3.4 million increase in gain on disposition of marketable securities related to the funding mechanism used to fund the Argentina Expansion that began in Q3 2021. The Company has funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.

The income was partially offset by:

●	The increase of $2.4 million in interest expense on the Credit Facility which commenced on December 30, 2021 and was fully repaid and extinguished in December 2022, the BlockFi Loan which commenced on February 18, 2022, and the NYDIG Loan which commenced on June 15, 2022. The BlockFi Loan and the NYDIG Loan were classified as long-term debt in the statements of financial position.

FY 2022 v. FY 2021

Bitfarms’ net financial income for FY 2022 was $27.6 million compared to net financial expenses of $21.0 million for FY 2021.

The $48.6 million change was mainly due to:

●	A $45.5 million increase in gain on disposition of marketable securities related to the funding of the Argentina Expansion during FY 2022.
●	A $19.5 million loss on the revaluation of warrants related to a private placement which closed on January 7, 2021 and a loan with Dominion Capital in Q1 2021 (the “Dominion Loan”), which were exercised in Q1 2021 and not applicable in FY 2022, in addition to a loss on embedded derivative of $2.6 million in Q1 2021 that no longer existed in FY 2022.
●	A $0.7 million decrease in warrant issuance costs for 40,332,000 warrants granted in FY 2021 in comparison to no warrants issued in FY 2022.

The income was partially offset by:

●	The discounting expense on the Argentina VAT receivable of $6.8 million during FY 2022 related to the country’s historically high rate of inflation and length of time before the VAT receivable is refunded, which was not applicable in FY 2021.
●	A $2.3 million increase in loss on currency exchange.
●	The $10.9 million higher interest expense during FY 2022 compared to the same period in 2021 as a result of the Credit Facility that commenced on December 30, 2021, and the BlockFi Loan and NYDIG Loan that commenced on February 18, 2022 and June 15, 2022, respectively. The Credit Facility was fully repaid and extinguished in December 2022.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

The net impairment reversal recorded in Q4 2022 amounted to $8.9 million, compared to an impairment loss of $1.8 million in Q4 2021. The net impairment loss recorded in FY 2022 amounted to $93.1 million, compared to an impairment reversal of $0.1 million in FY 2021.

The following tables detail the impairment loss (reversal) recorded per quarter, per cash-generating unit (“CGU”) and per type of asset in FY 2022:

Year ended December 31,
(U.S. $ in thousands)						2022
	Equipment and construction prepayments	Assets held for sale	ROU assets	Property, plant and equipment	Goodwill	Total
Washington CGU	—	—	306	6,208	17,900	24,414
Argentina CGU	50,326	—	1,728	32,027	—	84,081
Quebec CGU	(11,641)	—	—	—	—	(11,641)
Paraguay CGU	(8,486)	—	—	—	—	(8,486)
Miners held for sale	—	545	—	—	—	545
Suni mineral asset	—	—	—	4,200	—	4,200
	30,199	545	2,034	42,435	17,900	93,113

(U.S. $ in thousands)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY2022
Washington CGU	—	17,900	—	6,514	24,414
Argentina CGU	—	—	79,484	4,597	84,081
Quebec CGU	—	—	—	(11,641)	(11,641)
Paraguay CGU	—	—	—	(8,486)	(8,486)
Miners held for sale	—	—	432	113	545
Suni mineral asset	—	—	4,200	—	4,200
	—	17,900	84,116	(8,903)	93,113

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Impairment (Continued)

CGUs impairment

During the last three quarters of 2022, the Company experienced consecutive declines in the price of BTC which resulted in impairment losses being recorded during the second, third and fourth quarters of 2022. The decline of the BTC prices is shown as follows:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022
BTC price as of the end of the period	$45,500	$19,800	$19,400	$16,500

For each of the three last quarters of 2022, the Company performed an evaluation of the recoverable values of the assets for the operating cryptocurrency Mining facilities in Quebec, Washington State, Argentina and Paraguay separately. As the group of assets for each CGU do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the PPE, right-of-use (“ROU”) assets, long-term electricity deposits, long-term construction and equipment prepayments and favorable lease used in the operating cryptocurrency Mining facilities in Quebec, Washington State, Argentina and Paraguay.

For more details of the key assumptions used in the calculations, refer to Note 11, Impairment to the Financial Statements.

Washington CGU

During the second quarter of 2022, the Company recorded an impairment loss on its Washington CGU resulting in an impairment charge to goodwill of $17.9 million, which was recognized in profit or loss under Impairment on goodwill.

During the fourth quarter of 2022, the Company recorded an impairment loss on its Washington CGU resulting in an impairment charge to ROU and PPE of $0.3 million and $6.2 million, respectively, which was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Argentina CGU

During the third quarter of 2022, the Company determined that an impairment charge should be recorded on its operating Argentina CGU in the amount of $79.5 million, of which $48.9 million was allocated to equipment and construction prepayments, $1.6 million to ROU and $29.0 million to PPE. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

During the fourth quarter of 2022, the Company determined that an impairment charge should be recorded on its operating Argentina CGU in the amount of $4.6 million, of which $1.5 million was allocated to equipment and construction prepayments, $0.1 million to ROU and $3.1 million to PPE. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Impairment (Continued)

CGU’s impairment (Continued)

Argentina CGU (Continued)

The majority of assets included in the Argentina CGU are funded through a funding mechanism facilitating the favorable conversion of U.S. dollars to Argentine Pesos, which generated a gain on disposition of marketable securities. The gain on disposition of marketable securities is reflected in the value of the assets before any impairment charge is incurred. The combined impact of the impairment charge on the operating Argentina CGU and the cumulative gain on disposition of marketable securities from Argentina is reflected as an expense of $26.3 million in profit or loss.

CGU’s impairment reversal

Quebec CGU and Paraguay CGU

The renegotiation of the 48,000 unit purchase agreements, as described in Section 11 - Liquidity and Capital Resources, allowed the deployment of Miners intended for the Argentina CGU to be reassigned to the Quebec CGU and Paraguay CGU. As a result, a portion of the equipment prepayments in the Argentina CGU that were impaired during the third quarter of 2022 was allocated to the Quebec CGU and Paraguay CGU. The deposits were transferred to the Quebec CGU and Paraguay CGU at the impaired amount. After performing the evaluation of the recoverable amount of the assets for these CGUs, the impairment losses previously recognized on these deposits were reversed into the Quebec CGU and Paraguay CGU by $11.6 million and $8.5 million, respectively. The impairment reversals were recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Suni mineral asset

In connection with the reverse acquisition of Bitfarms Ltd (Israel), which owned certain mineral assets, the Company engaged an independent appraiser to determine the fair value as of the acquisition date, April 12, 2018, of Suni, an iron ore deposit located in Canada held by the acquiree. Subsequently, the Suni mineral asset has been tested annually for impairment.

Based on the same valuation techniques, an independent appraiser determined that the fair value of Suni was lower than its carrying amount in the fourth quarter of 2021 and the third quarter of 2022, which resulted in an impairment of $1.8 million and $4.2 million, respectively, to Suni’s mineral asset. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

For more details of the key assumptions used in the calculations, refer to Note 11, Impairment to the Financial Statements.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenues	27,037	33,247	41,815	40,329	59,598	44,774	36,687	28,432
Net (loss) income	(16,843)	(84,808)	(141,918)	4,519	9,677	23,733	(3,675)	(7,605)
Basic net (loss) earnings per share	(0.08)	(0.40)	(0.70)	0.02	0.05	0.14	(0.02)	(0.06)

(U.S. $ in thousands except where indicated)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Net (loss) income before income taxes	(16,652)	(89,533)	(161,234)	10,957	17,937	34,706	(3,071)	(6,935)
Interest expense	3,271	3,394	4,546	3,010	837	788	897	898
Depreciation and amortization expense	20,777	20,720	17,857	13,066	10,287	6,261	4,920	3,008
EBITDA	7,396	(65,419)	(138,831)	27,033	29,061	41,755	2,746	(3,029)
Share-based payment	3,795	3,961	7,927	6,105	10,036	5,787	6,342	420
Realized loss (gain) on disposition of digital assets	28,567	44,329	77,880	34	137	177	(47)	22
Change in unrealized (gain) loss on revaluation of digital assets	(23,284)	(45,655)	70,475	(3,702)	3,869	(13,893)	14,885	—
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	(8,903)	84,116	—	—	1,800	—	—	—
Impairment reversal on property, plant and equipment	—	—	—	—	—	(1,860)	—	—
Impairment on goodwill	—	—	17,900	—	—	—	—	—
Net financial (income) expenses and other	(6,445)	(11,015)	(16,666)	(8,030)	(4,628)	(2,204)	(146)	22,310
Adjusted EBITDA	1,126	10,317	18,685	21,440	40,275	29,762	23,780	19,723
Adjusted EBITDA margin	4%	31%	45%	53%	68%	66%	65%	69%

While the BTC Mining industry experiences volatility, it is typically not subject to seasonality. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington State which were powered by the Grant County Power Utility District as well as operations in Paraguay which were powered by CLYFSA. In Q3 2022, the Company began operations in Argentina. The production facility in Argentina has been temporarily connected to the power grid until such time as the private power producer obtains approval of its permit. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather unduly affecting the Company’s overall performance.

For Q4 2022 details, refer to Section 8A - Financial Performance (Revenues); Section 11A - Liquidity and Capital Resources (Cash Flows); and Section 7 - Expansion Projects (Washington Expansion, Paraguay Expansion and Argentina Expansion) of this MD&A.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS FINANCIAL MEASURES AND RATIOS

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 22 - Cautionary Note Regarding Non-IFRS Financial Measures and Ratios of this MD&A.

Non-IFRS financial measure

Measures	Definition	Purpose
Gross Mining profit	Gross Profit before: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.

●    To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of certain general and administrative expenses.

EBITDA	Net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●    Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized and change in unrealized gains or losses on disposition and revaluation of digital assets; (v) gain on disposition of marketable securities and discount expense on VAT receivable; and (vi) other non-recurring items that do not reflect the core performance of the Company.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●    Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●    To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of certain general and administrative expenses.

Operating margin	The percentage obtained when dividing Operating income by Revenues.	● To assess operational profitability of the Company across time periods.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●     Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●     Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change

Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%

Net (loss) income before income taxes	(16,652)	17,937	(34,589)	(193)%	(256,462)	42,637	(299,099)	(702)%
Interest expense	3,271	837	2,434	291%	14,221	3,420	10,801	316%
Depreciation and amortization expense	20,777	10,287	10,490	102%	72,420	24,476	47,944	196%
EBITDA	7,396	29,061	(21,665)	(75)%	(169,821)	70,533	(240,354)	(341)%
Share-based payment	3,795	10,036	(6,241)	(62)%	21,788	22,585	(797)	(4)%
Realized loss on disposition of digital assets	28,567	137	28,430	nm	150,810	289	150,521	nm
Change in unrealized (gain) loss on revaluation of digital assets	(23,284)	3,869	(27,153)	(702)%	(2,166)	4,861	(7,027)	(145)%
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	(8,903)	1,800	(10,703)	(595)%	75,213	1,800	73,413	nm
Impairment on goodwill	—	—	—	—%	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	—	—	—%	—	(1,860)	1,860	100%
Net financial (income) expenses and other	(6,445)	(4,628)	(1,817)	39%	(42,156)	15,332	(57,488)	(375)%
Adjusted EBITDA	1,126	40,275	(39,149)	(97)%	51,568	113,540	(61,972)	(55)%
Adjusted EBITDA margin	4%	68%	—	—	36%	67%	—	—

nm: not meaningful

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Gross (loss) profit	(12,084)	38,985	(51,069)	(131)%	10,518	111,120	(100,602)	(91)%
Non-Mining revenues (1)	(1,101)	(1,206)	105	(9)%	(3,443)	(4,425)	982	(22)%
Depreciation and amortization expense	20,777	10,287	10,490	102%	72,420	24,476	47,944	196%
Purchases of electrical components and other	510	552	(42)	(8)%	1,773	1,986	(213)	(11)%
Electrician salaries and payroll taxes	392	437	(45)	(10)%	1,316	1,727	(411)	(24)%
Gross Mining profit (2)	8,494	49,055	(40,561)	(83)%	82,584	134,884	(52,300)	(39)%
Gross Mining margin	33%	84%	—	—	59%	82%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(25,936)	(58,392)	32,456	(56)%	(138,985)	(164,393)	25,408	(15)%
Hosting revenues	—	—	—	—	—	(673)	673	100%
Non-Mining revenues	1,101	1,206	(105)	(9)%	3,443	4,425	(982)	(22)%

(2)	“Gross Mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of revenues that do not directly relate to Mining related activities. “Gross Mining margin” is defined as the percentage obtained when dividing Gross Mining profit by Revenues from Mining related activities.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 7 - Expansion Projects of this MD&A.

Although the Company operates through subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government has instituted certain foreign currency exchange controls which could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of availability of sufficient national foreign currency reserves. The Company sends funds periodically to Argentina to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary will provide Mining services to its Canadian parent which owns and will record revenue from the BTC mined in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements. The Argentinian subsidiary earns a market-based mark-up on the services it provides to its Canadian parent.

A.	Cash Flows

	Year ended December 31,
(U.S. $ in thousands except where indicated)	2022	2021	$ Change	% Change
Cash, beginning of the period	125,595	5,947	119,648	nm
Cash flows from (used in):
Operating activities	36,250	(43,319)	79,569	184%
Investing activities	(155,011)	(208,998)	53,987	(26)%
Financing activities	24,010	371,986	(347,976)	(94)%
Exchange rate differences on currency translation	43	(21)	64	305%
Cash, end of the period	30,887	125,595	(94,708)	(75)%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities increased by $79.6 million during FY 2022 compared to FY 2021.

The increase in net cash flows from operating activities was primarily driven by:

●	the liquidation of 9,063 BTC for total operating proceeds of $158.7 million during FY 2022, compared to 152 BTC for total proceeds of $6.4 million for the same period in 2021.

The increase was partially offset by:

●	higher energy and infrastructure costs of $26.2 million;
●	higher cash G&A expenses of $9.1 million;
●	higher interest and financial expenses paid of $13.7 million;
●	higher income taxes paid of $15.0 million; and
●	other working capital variances totaling $19.4 million that are explained in Section 12 - Financial Position of this MD&A.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $54.0 million during FY 2022 compared to FY 2021.

The decrease in cash flow used in investing activities is explained by:

●	$51.6 million of net proceeds received from the purchase and disposition of marketable securities to fund the Argentina expansion activities compared to $6.1 million for the same period in 2021, as described in Note 28 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements;
●	$41.8 million in advance payments made on new PPE, and on construction deposits relating to the Argentina expansion, compared to $85.1 million in advanced payments made on new PPE for the same period in 2021; and
●	$23.0 million paid in FY 2021 for the business acquisition of a cryptocurrency Mining facility in Washington State. Refer to Note 5 - Business Combination to the Financial Statements.

The decrease was partially offset by:

●	$142.6 million of net additions to PPE for Miners and infrastructure during FY 2022, compared to $107.1 million of net additions for the same period in 2021; and
●	$43.2 million to purchase 1,000 BTC, of which a portion was sold for proceeds of $21.1 million. Refer to Section 11B - Liquidity and Capital Resources (capital resources - digital asset management program) of this MD&A.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $348.0 million from $372.0 million for FY 2021 to $24.0 million for FY 2022.

●	During FY 2022, the Company raised $40.0 million of proceeds from the BTC-backed Credit Facility, $67.2 million of net proceeds from new long-term debt to help finance the purchase of new Miners and $54.1 million of net proceeds from the Company’s at-the-market equity offering program;
●	During FY 2022, these proceeds were partially offset by payments relating to the credit facility, long-term debt and lease liabilities of approximately $100.0 million, $31.2 million and $6.1 million, respectively. The Credit Facility was fully repaid and extinguished on December 29, 2022;
●	During FY 2021, $259.2 million was raised from the issuance of common shares and warrants, $63.3 million was raised from the exercise of warrants and stock options, $14.2 million was raised from long-term debt and $60.0 million was raised from the BTC-backed Credit Facility; and
●	During FY 2021, these proceeds were partially offset by long-term debt and lease repayments of $20.5 million and $4.2 million, respectively, including the full repayment of the Dominion Loan. Refer to Note 17 - Long-Term Debt to the Financial Statement.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Modification of the BlockFi Loan to align with market conditions

On January 13, 2023, the Company announced that it was working to modify and reduce the indebtedness at one of its wholly-owned corporate subsidiaries, as described below.

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi, which was classified as long-term debt in the statement of financial position. Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto mining facilities in the State of Washington. The BlockFi loan was recourse only against Backbone Mining, and the loan was secured by its Miners, and in the event of default, BTC produced by those Miners.

As of December 31, 2022, the value of the assets securing the loan was estimated by Backbone Mining to be approximately $5.0 million, while the outstanding principal and interest was approximately $20.0 million. The Company determined that it would be advisable to seek from BlockFi more favorable terms that would be better aligned with the market outlook and the Company’s business strategy.

In late December 2022, the Company began taking proactive actions, including not making installment payments, which constituted a default under the loan agreement and entitling BlockFi to exercise various rights and remedies against Backbone Mining and in respect of the collateral. As of December 31, 2022, BlockFi did not exercise rights or remedies against the Company as a result of the intentional payment defaults.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners, were unencumbered.

At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market (“ATM”) equity offering program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the prospectus supplement. The Company may, at its discretion and from time-to-time, sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. Since the ATM equity offering program commenced, the Company had issued 53,247,000 common shares for net proceeds of $199.7 million as of December 31, 2022.

Q4 2022 v. Q4 2021

During the three months ended December 31, 2022, the Company issued under the ATM 8,489,000 common shares in exchange for gross proceeds of $5.8 million at an average share price of approximately $0.68. The Company received net proceeds of $5.6 million after paying commissions of $0.2 million to the Company’s agent. During the three months ended December 31, 2021, the Company issued 17,593,000 common shares in exchange for gross proceeds of $113.9 million at an average share price of approximately $6.47. The Company received net proceeds of $110.4 million after paying commissions of $3.4 million to the Company’s agent, in addition to $0.1 million of other transaction fees.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program (Continued)

FY 2022 v. FY 2021

During FY 2022, the Company issued 29,324,000 common shares in exchange for gross proceeds of $56.0 million at an average share price of approximately $1.91. The Company received net proceeds of $54.1 million after paying commissions of $1.8 million to the Company’s agent, in addition to $0.1 million of other transaction fees. During the year ended December 31, 2021, the Company issued 23,923,000 common shares in exchange for gross proceeds of $150.3 million at an average share price of approximately $6.28. The Company received net proceeds of $145.6 million after paying commissions of $4.5 million to the Company’s agent, in addition to $0.2 million of other transaction fees.

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the ATM equity offering program prudently to support the growth and development of the Company’s Mining operations, as described in Section 7 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity offering program through December 31, 2022:

(U.S. $ in thousands except where indicated)
Categories	Use of proceeds from August 16, 2021 to December 31, 2022
MicroBT Miners	83,626
Bitmain Miners	24,057
Washington Expansion	26,106
Sherbrooke Expansion	21,812
Argentina Expansion, net of gain on disposition of marketable securities	40,283
Cowansville Expansion	573
Paraguay Expansion	3,230
199,687

The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return for its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

In December 2022, the Company renegotiated its 48,000 Miner purchase agreement by extinguishing the outstanding commitment of $45.4 million without penalty and establishing a $22.4 million credit for deposits previously made which will be carried forward until the end of 2023 and applied against future purchase agreements. As of December 31, 2022, the Company no longer had any such commitments with any of its suppliers.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to complete construction of warehouse #2 in Argentina and to initiate and complete the construction of warehouse #3 and #4 in Argentina, if the Company elects to do so. The Company also anticipates that additional financing will be required to purchase sufficient Miners for the Company to meet its objective of generating 6.0 Exahash of computer power by the end of 2023. In order to achieve its business objectives, the Company may sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC generated from ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program pursuant to which the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021. In January 2022, the Board of Directors (the “BOD”) authorized management to purchase 1,000 BTC. During the second quarter of 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the Credit Facility and 350 BTC in treasury to manage liquidity levels. During the third quarter of 2022, the Company sold 670 BTC in collateral to repay part of the Credit Facility and 1,925 BTC in treasury to manage liquidity levels. On August 1, 2022, management received approval from the BOD to sell the daily production, in addition to any sale of up to 1,000 BTC from treasury should market conditions be justified in the discretion of management. During Q4 2022, the Company sold 1,359 BTC in collateral to repay the remaining balance of the Credit Facility in full and 1,734 BTC in treasury to manage liquidity levels. The purchase and disposal of BTC as described above while the Company continued to mine BTC resulted in the net reduction from December 31, 2021 to December 31, 2022 of 2,896 BTC for total holdings of 405 BTC as of December 31, 2022, valued at approximately $6.7 million based on a BTC price of approximately $16,500 as of December 31, 2022.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets

The Company’s BTC is mined to multi-signature wallets that the Company controls. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for the purposes of § 206 (4) -2(d)(6) of the U.S. Investment Advisers Act of 1940, as amended.

As of March 20, 2023, the Company has 385 BTC, net of BTC sales, valued at $10.7 million on its balance sheet. As of the date of this MD&A, 99% of the Company’s BTC are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statement of financial position.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase or its affiliates. In its annual report, on Form 10-K, filed with the U.S. Securities Exchange Commission on February 21, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments as of December 31, 2022:

(U.S. $ in thousands)	2023	2024	2025	2026	2027 and thereafter	Total
Trade payables and accrued liabilities	20,541	—	—	—	—	20,541
Long-term debt*	45,747	4,085	—	—	—	49,832
Lease liabilities	4,333	3,587	2,493	2,408	8,869	21,690
	70,621	7,672	2,493	2,408	8,869	92,063

*Included in the 2023 repayment of long-term debt of $45.7 million is $20.0 million relating to the BlockFi Loan which was extinguished for $7.8 million in February 2023.

D.	Commitments

In December 2022, the Company renegotiated its 48,000 unit purchase agreements by extinguishing the outstanding commitment of $45.4 million without penalty and establishing a $22.4 million credit for deposits previously made which will be carried forward until the end of 2023 and applied against future purchase agreements.

As of December 31, 2022, the Company no longer had commitments.

E.	Off-Balance Sheet Arrangements

As of March 20, 2023, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION

A.	Working Capital

As of December 31, 2022, Bitfarms had working capital of $1.8 million compared to $185.9 million as of December 31, 2021. The decrease in working capital was mostly due to the decrease by $146.2 million in total digital assets (including the digital assets pledged as collateral) following the disposal of 9,063 BTC. The proceeds from the disposal of BTC were used in part to pay down the Credit Facility for a net decrease of $60.0 million, which was offset by the net increase of the current portion of long-term debt by $32.8 million following the additional funds raised from the February 2022 BlockFi Loan and June 2022 equipment financing agreement with NYDIG. Other proceeds were used primarily to acquire PPE and make deposits to secure orders of Mining hardware and electrical distribution equipment, which resulted in a decrease of cash of $94.7 million when comparing to the working capital position as of December 31, 2022 to December 31, 2021.

B.	Property, plant and equipment

As of December 31, 2022, Bitfarms had PPE of $219.4 million compared to $136.9 million as of December 31, 2021. The increase of $82.6 million, or 60%, was primarily due to a $59.3 million increase of PPE in Canada, mainly relating to building three new production facilities and the delivery of approximately 28,000 Miners in Sherbrooke, Quebec. It was offset by a $19.0 million decrease of PPE in the US mostly due to depreciation expense incurred on Miners purchased for the Washington facilities in 2021. Bitfarms also added PPE of $31.9 million mostly in connection with the construction of the first warehouse and Miners received in Rio Cuarto, Argentina and $12.2 million related to the expansion in Paraguay as Miners were in-transit as of December 31, 2022 and were installed subsequently in January 2023. Refer to section 8e - Impairment for details on impairment recorded on PPE.

13. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 22 to the Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

14. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 23 to the Financial Statements.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed disclosure controls and procedures (“DC&P”), or caused to be designed under their supervision, to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company’s CEO and CFO, has evaluated, or caused to be evaluated, the effectiveness of the Company’s DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings as of December 31, 2022, and have concluded that such DC&P were effective.

B.	Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO of the Company, has evaluated the effectiveness of its ICFR as defined in National Instruments 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management, under the supervision of the Company’s CEO and CFO, has evaluated or caused to be evaluated the effectiveness of its ICFR and concluded that, as of December 31, 2022, the ICFR were effective.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the period beginning on October 1, 2022 and ended December 31, 2022.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS

A.	At-The-Market Equity Offering Program

During the period from January 1, 2023, to March 20, 2023, the Company issued 14,185,000 common shares in exchange for gross proceeds of $14.6 million at an average share price of approximately $1.03. The Company received net proceeds of $14.1 million after paying commissions of $0.5 million to the Company’s agent.

A.	BlockFi Loan

During February 2023, the Company negotiated a settlement of its loan agreement with BlockFi with a then outstanding debt balance of $20.3 million for a payment of $7.8 million. As a result, a gain on extinguishment of long-term debt will be recognized in the amount of $12.6 million in the first quarter of 2023.

A.	Reliz Lease

During February 2023, the Company modified its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of long-term debt will be recognized in the amount of $0.3 million in the first quarter of 2023.

A.	Repayment of Foundry Loans #2, #3 and #4

During January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4 (as defined in the Financial statements) were fully repaid before their maturity date without prepayment penalty for $0.8 million.

A.	Disposition of Miners

During the period from January 1, 2023, to March 20, 2023, the Company sold 409 Bitmain S19 XP Miners for proceeds of $1.7 million resulting in a loss on disposition of $0.6 million.

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 238,385,000 common shares outstanding, 15,294,000 vested and 6,510,000 unvested stock options, 19,153,000 warrants outstanding and 400,000 restricted stock units. There are no preferred or any other classes of shares outstanding.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this MD&A, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

BTC Halving Event

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving”. The BTC blockchain has undergone halvings three times since its inception. Most recently, in May 2020, the BTC Block Reward decreased from 12.5 to 6.25 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 BTC Halving had a significant negative impact on the Company’s profitability for several months following the BTC Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the BTC Halving is that market variables of BTC price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next BTC Halving to incentivizing profitability levels is unknown.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The next BTC Halving is expected to occur in late April or early May 2024. Once 21 million BTC are generated, the network will stop producing more. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward.

If BTC price and difficulty do not maintain or continue their trend of adjusting to pre-BTC Halving profitability levels over time, or the period of market normalization after the BTC Halving to pre-BTC Halving profitability levels is too long, there is a risk that the BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one BTC, in the Company’s principal market, ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022 and ranged from approximately $28,700 to $68,800 during the year ended December 31, 2021. Because the Company does not currently hedge its investment in BTC, the Company is directly exposed to BTC’s price volatility and surrounding risks.

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (for example, purchases of Miners and debt financing) the Company has made, and will in future make, were or will be tied to the prices of BTC at the time of those decisions. For example, the Company made purchase commitments in respect of a significant number of new Miners while BTC and Miner prices were much higher, and, although the Company has been able to cancel some of those purchase commitments, that may not always be possible. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of BTC. BTC Mining companies’ stock has shown volatility relative to BTC, with many such stocks outperforming BTC in 2020 and 2021 but underperforming relative to BTC in 2022. For example, the closing price of the Company’s common shares on December 31, 2021 was $5.05 and the closing price of BTC was approximately $46,200 and, as of December 30, 2022, the closing price of the Company’s common shares was $0.44 and the closing price of BTC was approximately $16,500.

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Valuation and Price Volatility of Cryptocurrencies (Continued)

The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company made decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners and incurrence of indebtedness, when BTC prices were significantly higher than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 17 - Long-term Debt to the Financial Statements.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from $0.38 to $5.39 on Nasdaq and CAD$0.52 to CAD$6.83 on the TSX-Venture Exchange and Toronto Stock Exchange from January 1, 2022 to December 31, 2022. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of BTC. Other factors that may impact the trading price of the Company’s common shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;
●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;
●	additions or departures of key management personnel;
●	legal proceedings involving the Company, the cryptocurrency industry, or both;
●	legislative or regulatory actions;
●	changes in market valuations of companies similar to the Company;
●	the prospects of and changes affecting participants in the cryptocurrency industry;
●	actions by the Company’s shareholders;
●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;
●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;
●	general economic, regulatory, market and political conditions; and
●	other risks, uncertainties and factors described in these risk factors.

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Share Price Fluctuations (Continued)

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Company’s common shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid its common shares being delisted. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $10 million; (ii) a market value of listed securities of $50 million; or (iii) total assets or total revenue from continuing operations of $50 million in the most recently completed fiscal year or in two of the last three fiscal years. The Company’s results of operations and fluctuating share price directly impact its ability to satisfy these listing standards. Nasdaq notified the Company on December 13, 2022 that it did not satisfy the minimum bid price requirement under Nasdaq’s continued listing rules. If the Company is unable to reestablish and maintain compliance with Nasdaq’s listing standards, the Company’s common shares may be subject to delisting. A delisting from Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient system than listing on national exchanges such as NASDAQ because of the OTC’s lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2022, the Company had cash of $30.9 million, compared to $125.6 million as of December 31, 2022. The Company expects to continue to depend upon selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public of private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Future Capital Needs, Uncertainty of Additional Financing and Dilution (Continued)

If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, otherwise subject the Company to the risks discussed under Indebtedness below and heighten the possible effects of the other risks discussed in these risk factors.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term and long-term lenders as described in more detail in this MD&A, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;
●	create liens on the Company’s assets;
●	pay dividends or make other equity distributions;
●	repurchase the Company’s equity securities;
●	make certain investments;
●	sell assets; and
●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Indebtedness (Continued)

As a result of those and any other covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. Any violation by the Company of any of these covenants or failure by the Company to meet payment obligations (as recently was the case in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility, which has contributed to the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. The continuation of such adverse economic conditions and other related factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the financial condition of the Company may suffer and the price of the Company’s common shares may be adversely affected.

In the future, the Company may enter into certain hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, including the market price of BTC and interest rates. If the Company engages in hedging transactions, the Company may expose itself to risks associated with such transactions. Hedging against a decline in the values of portfolio investments caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of BTC Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If BTC shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (lower priced electricity, processing, real estate, or hosting) less competitive. Another prominent cryptocurrency, Ether, in September 2022, shifted from proof of work to a proof of stake validation method. Bitfarms, as a result of its efforts to optimize and improve the efficiency of its BTC Mining operations, may be exposed to the risk in the future of losing the benefit of Bitfarms’ capital investments and the competitive advantage Bitfarms hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on Bitfarms’ ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Bitfarms’ business, prospects or operations and potentially the value of any BTC that Bitfarms mines or otherwise acquires or holds for its own account.

Debt Covenants

The agreements governing the Company’s long-term debt contain restrictive covenants that could limit its discretion with respect to certain business matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Employee Retention and Growth

The Company depends on a number of key employees, including, in particular, the members of the Company’s management team, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and could have an adverse impact on the Company’s industry relationships, the Company’s project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company does not expect to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company will also depend on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical and service standards. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may be vulnerable to intrusions by hackers who could interfere with and introduce defects to the Mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of those and other factors, traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the field difficult. To the extent that the Company experiences any such banking challenges, they could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company mines or otherwise acquires or holds for its own account.

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the BTC network hashrate is increased, the BTC network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining Companies have attempted to achieve greater hashrate by deploying increasingly sophisticated and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, its hashrate may stagnate and fall behind its competitors, resulting in a likely decline in its revenues, which would have a material adverse effect on its results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining in the Province of Québec, Washington State and Paraguay and expects to conduct Mining in Argentina. The Company’s current and future operations, anticipated growth, and sustainability of hydro-electricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are summarized as follows:

Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant PUD CLYFSA and temporarily from EPEC in Rio Cuarto, Argentina. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog are reliable. Grant PUD and CLYFSA do not operate under highly regulated regimes, like the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2 amended the Act respecting the Régie de L’Énergie (the “Régie”) by giving the Government of Quebec the power to determine by regulation, the cases in which Hydro-Quebec, or any other electrical service provider may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke facilities, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set out pursuant to the Hydro-Quebec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all CB tariff users, M tariff users or LG tariff users regardless of end use. Hydro-Quebec shall apply to the Régie to request it to fix rates or modify the rates set out in the Hydro-Québec Act on April 1, 2025 and subsequently every five years. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects will be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the Current Facilities. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec (Continued)

●	Step 3: On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
(c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. The Company has undertaken a challenge to the Step 3 decision through an administrative review process. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Quebec.

On May 30, 2022, the Company filed with the Regie an administrative complaint against Hydro-Quebec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Quebec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, was still not able to put in place the allocation process approved by the Régie de l’énergie.

On June 30, 2022, Hydro-Quebec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW Block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie, its Supply Plan for the period 2023 to 2032 and requested the Régie, to authorize the suspension of the allocation process for the granting of the 300 MW reserved block, and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company is participating in the regulatory process on the approval, by the Régie, of the Supply Plan and intends to challenge Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Quebec request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assesses the Supply Plan submitted by Hydro-Québec.

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec (Continued)

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydro-electric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. During 2022, the rate schedules that could have applied to the Company were Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each, thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of USD 2.100¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17. The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of 0.389¢ per KwH of consumption. Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption may adversely impact its profitability.

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Paraguay

In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (Villarrica). The facility is powered by CLYFSA. CLYFSA is the first private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per kW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, they may be relevant to future new operations in that territory.

Argentina

In 2021, the Company entered into engineering, procurement and construction contracts and commenced construction of a 210 MW facility in Argentina (Rio Cuarto - Cordoba). The facility will receive electricity from Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

52	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Argentina (Continued)

The agreement also allows for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income and expenses) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;
●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and
●	Regulatory intervention limiting GMSA’s supply of natural gas.

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s production in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro-rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to use certain commodities in its current and future cryptocurrency Mining operations, including hydro-electricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities whether as a result of geopolitical events, natural disasters or otherwise have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in future years as it adds consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire or develop. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

53	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 (namely, FTX, Celsius Network, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in BTC. These events have also negatively impacted the liquidity of the digital assets markets, and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to the Company, its service providers or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in this MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the ecosystem, which could adversely affect an investment in the Company. Such market volatility and decrease in BTC price have had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the BTC price as the results of its operations are significantly tied to the price of BTC.

Those and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of Coinbase (or any other future custodian of the Company’s BTC) or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

54	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See section 7b - Argentina Expansion, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Any such restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but any such change could be substantial and adverse to the Company.

The Company believes the present attitude toward foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which it operates is favorable, but conditions may change, including changes that are rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. If enacted into law, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada.

55	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Political and Regulatory Risk (Continued)

Similarly, various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. In March 2023, the U.S. Treasury Department proposed a 30% excise tax on the cost of powering Mining facilities that, if enacted, would be based on the costs of electricity used in Mining and would be phased in over the next three years, increasing 10% each year. The proposal, if enacted, would also require Miners, like the Company, to report how much electricity they use and what type of power was tapped.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all, or that applicable laws and regulations would not have an adverse effect on any Mining project or related activities that the Company might undertake.

Server Failures

At any time, the servers or central processing units could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time, any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

56	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences are not described herein, and this MD&A is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in, or the imposition of new, environmental regulations has a potential to reduce the profitability of the Company’s operations or cause delays in the development of its Mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure for such matters may be significant and could have a material adverse effect on the Company.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

57	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Erroneous Transactions and Human Error (Continued)

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms’ operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See Note 7 - Expansion Projects, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina.

Insurance risks

Where considered practical to do so, the Company intends to maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

58	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Insurance risks (Continued)

The Company’s BTC, which is held in custody by Coinbase Custody, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage, the limits of that policy may not be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen from its account. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Competition

The Company’s business is in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants and price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some Mining companies to consider Canada as a jurisdiction in which to operate, which may increase competition to the Company. Despite the Company’s strategic planning and expected advantages over competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining Companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining Companies to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from Mining Companies of higher transaction fees in exchange for recording transactions in the blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize Mining Companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining Companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining Companies may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins, and future investment strategies.

59	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Uncertainty of acceptance and/or Widespread Use of Cryptocurrency

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for BTC and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and impose significant operational restrictions and compliance requirements on its operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Corruption

The Company operates in multiple jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. Despite such policies and training however, it is possible that the Company, or any employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company, the directors, the officers or the employees of the Company, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Corruption (Continued)

Fraud, bribery and corruption are more common in some jurisdictions than in others. Bitfarms Canada currently carries on its business in certain jurisdictions that have been allocated low scores on Transparency International’s “Corruption Perceptions Index”. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. Bitfarms Canada uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents, or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which Bitfarms Canada operates, could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Bitfarms Canada’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of Bitfarms Canada’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Bitfarms Canada.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency mining including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests. Any of these events could result in conditions that have a material adverse impact on the Company and its operations.

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue using certain Miners or otherwise alter its operations. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2022 and does not expect to be a PFIC for 2023. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Bitfarms Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Bitfarms Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Bitfarms Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Pandemic and Infectious Disease Risk (including COVID-19)

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Company’s business, including changes to the way the Company and its counterparties operate, and on the Company’s financial results and condition. In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels.

Although many health and safety restrictions have been lifted, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may continue to persist. The growth in economic activity and demand for goods and services, alongside labor shortages and supply chain complications and/or disruptions, has also contributed to rising inflationary pressures. Further, COVID-19 has contributed to cryptocurrency price volatility and delays in the Company’s receipt of Mining hardware and electrical components. The final outcome and/or potential duration of the economic disruption that resulted from the onset and subsequent recovery from COVID-19 remains uncertain at this time, and the financial markets continue to be impacted. Despite the decreased severity of the pandemic in recent months and the decreased global travel restrictions, the Company cannot accurately predict the impact that COVID-19 will have on its future revenue and business undertakings, due to uncertainties relating to future outbreaks and potential new variants of COVID-19, and their duration. The Company has been operating, and is expected to continue to operate, throughout the pandemic.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 may be instituted in line with guidance of public health authorities. Additional waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains, may lead to the imposition of containment measures to varying degrees in many regions within Canada and globally. Although the impact of COVID-19 appears to be less severe and government interventions appears to be minimal compared to the beginning of the pandemic, it is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. The extent to which the Company’s business and financial condition will continue to be affected by the COVID-19 pandemic will depend on future developments including the spread of variants, efficacy of vaccines against new variants, the vaccination progress and the impact of related controls and restrictions imposed by government authorities.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The Financial Statements include estimates that, by their nature, are uncertain. Key areas of estimation uncertainty include those relating to:

●	revenue recognition (Note 4 and Note 9 to the Financial Statements);
●	liquidity risk and going concern (Note 2 and Note 4 to the Financial Statements);
●	leases (Note 4 and Note 18 to the Financial Statements);
●	property, plant and equipment and intangible assets (Note 4, Note 12 and Note 13 to the Financial Statements);
●	impairment and reversal of impairment of non-financial assets (Note 4 and Note 11 to the Financial Statements);
●	goodwill (Note 4 and Note 5 to the Financial Statements); and
●	effective interest rates of long-term debt (Note 4 and Note 17 to the Financial Statements).

The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Refer to Note 4 to the Financial Statements for more information regarding the Company’s significant accounting estimates.

20. SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the Financial Statements for more information regarding the Company’s significant accounting policies.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving event;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Such risks and uncertainties include: (Continued)

●	environmental regulations and liability;

●	erroneous transactions and human error;

●	facility developments;

●	non-availability of insurance;

●	loss of key employees;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	political and regulatory risk;

●	adoption of ESG practices and the impacts of climate change;

●	third-party supplier risks;
●	COVID-19 pandemic; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 20, 2023. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

22. CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS financial measures and ratios including “Gross margin,” “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Operating margin,” and “Gross Mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Refer to Section 10 - Non-IFRS Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

23. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s Annual Information Form, are available through the internet on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

24. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the BTC network issues Block Rewards through the Mining process.
Block Reward	A BTC block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash	One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of BTC transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, BTC Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

66	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

24. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The BTC network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in BTC Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash	One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the BTC network to validate transactions on the BTC Blockchain.
Terahash	One trillion (1,000,000,000,000) hashes per second.

67	Page